Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARIES	PLACE OF INCORPORATION
1. First Space Holdings Limited	British Virgin Islands
2. Wuxi Seamless Oil Pipes Company Limited	PRC
3. Jiangsu Fanli Pipe Co., Ltd.	PRC
4. WSP Industries Canada Inc.	Canada
5. Liaoyang Seamless Oil Pipes Co., Ltd.	PRC
6. Songyuan Seamless Oil Pipes Co., Ltd.	PRC
7. Houston OCTG	USA